SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND FRIENDS LIFE SHAREHOLDERS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEW AVIVA SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE SCHEME DOCUMENT AND THE AVIVA PROSPECTUS (AS SUPPLEMENTED BY THE SUPPLEMENTARY PROSPECTUS DATED 6 MARCH 2015 (THE "SUPPLEMENTARY PROSPECTUS")).

FOR IMMEDIATE RELEASE
13 March 2015

Recommended All-Share Acquisition of Friends Life Group Limited ("Friends Life") by Aviva plc ("Aviva")

Proposed Acquisition unconditionally cleared by the European Commission

On 2 December 2014, Friends Life and Aviva announced that they had reached agreement on the terms of a recommended all-share acquisition of the entire issued and to be issued ordinary share capital of Friends Life by Aviva (the "Proposed Acquisition") to be implemented by way of a court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) (the "Scheme").

Friends Life and Aviva announce that, earlier today, the European Commission confirmed that, following its phase I review, it has unconditionally cleared the Proposed Acquisition.

The Proposed Acquisition remains subject to the satisfaction or waiver (if capable of waiver) of the remaining Conditions set out in the scheme document in relation to the Scheme dated 19 January 2015 (the "Scheme Document").

Defined terms used but not defined in this announcement have the meanings set out in the Scheme Document.

For enquiries please contact:
Aviva plc
Colin Simpson Nigel Prideaux David Elliot Andrew Reid	+44 (0) 20 7662 8115 +44 (0) 20 7662 0215 +44 (0) 20 7662 8048 +44 (0) 20 7662 3131
Morgan Stanley (Aviva's Joint Sponsor, Joint Financial Adviser and Joint Corporate Broker)
Donald Moore Matt Cannon Paul Baker	+44 (0) 20 7425 8000
J.P. Morgan Cazenove (Aviva's Joint Sponsor, Joint Financial Adviser and Joint Corporate Broker)
Tim Wise Conor Hillery	+44 (0) 20 7742 4000
Robey Warshaw LLP (Aviva's Joint Financial Adviser)
Simon Robey Simon Warshaw	+44 (0)20 7317 3900
Finsbury (Aviva's PR Adviser)
Conor McClafferty	+44 (0) 20 7251 3801
Friends Life Group Limited
Yana O'Sullivan Tom Cannings	+44 (0) 845 268 3116 +44 (0) 845 268 5139
Goldman Sachs International (Friends Life's Financial Adviser)
John Rafter Mark Sorrell Paul Miller	+44 (0) 20 7774 1000
Barclays (Friends Life's Financial Adviser and Corporate Broker)
Jim Renwick Ben Davey Tom Boardman	+44 (0) 20 7623 2323
RBC Capital Markets (Friends Life's Financial Adviser and Corporate Broker)
Oliver Hearsey Kevin Smith	+44 (0) 20 7653 4000
Bell Pottinger (Friends Life's PR Adviser)
Ben Woodford Olly Scott	+44 (0) 20 7861 3917 +44 (0) 7812 345 205

Important notices relating to financial advisers

Morgan Stanley & Co. International plc ("Morgan Stanley"), which is authorised and regulated by the Financial Conduct Authority, is acting as joint sponsor, joint financial adviser and joint corporate broker to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

J.P. Morgan Limited, which is authorised and regulated by the Financial Conduct Authority, is acting as joint sponsor and joint financial adviser, and J.P. Morgan Securities plc, which is authorised by the Prudential Regulatory Authority and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting as joint corporate broker, which entities each conduct their UK investment banking business as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, the contents of this announcement or any matter referred to in this announcement.

Robey Warshaw LLP, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

Goldman Sachs International, which is authorised and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting as financial adviser to Friends Life and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Friends Life for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

Barclays Bank PLC, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Friends Life and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Friends Life for providing the protections afforded to clients of Barclays Bank PLC, or for providing advice in connection with the matters referred to in this announcement.

RBC Europe Limited (trading as RBC Capital Markets), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Friends Life and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Friends Life for providing the protections afforded to clients of RBC Capital Markets, or for providing advice in connection with the matters referred to in this announcement.

Further information

This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, any offer, invitation or the solicitation of any offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Proposed Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Aviva's offer to Friends Life Shareholders is being made solely by means of the Scheme Document which contains the full terms and conditions of the Proposed Acquisition, including details for Friends Life Shareholders of how to vote in respect of the Proposed Acquisition.

Aviva urges Friends Life Shareholders to read the Scheme Document and the Aviva Prospectus (as supplemented by the Supplementary Prospectus) carefully because they contain important information in relation to the Proposed Acquisition and the New Aviva Shares. Aviva urges Aviva Shareholders to read the Aviva Class 1 Circular carefully because it contains important information in relation to the Proposed Acquisition and the New Aviva Shares. Any vote in respect of the resolutions to be proposed at the Court Meeting, Friends Life General Meeting or Aviva General Meeting to approve the Proposed Acquisition and related matters, should be made only on the basis of the information contained in the Scheme Document, the Aviva Prospectus (as supplemented by the Supplementary Prospectus) and, in the case of Aviva Shareholders, the Aviva Class 1 Circular.

This announcement does not constitute a prospectus or prospectus equivalent document.

This announcement has been prepared for the purposes of complying with English law, Guernsey law, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom and Guernsey.

Overseas jurisdictions

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States and the ability of Friends Life Shareholders who are not resident in the United Kingdom or the United States to participate in the Proposed Acquisition may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States or Friends Life Shareholders who are not resident in the United Kingdom or the United States will need to inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The Proposed Acquisition is not being, and will not be, made available, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality of interstate or foreign commerce of, or any facility of a national state or other securities exchange of any Restricted Jurisdiction, and no person may vote in respect of the Proposed Acquisition by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction.

Accordingly, copies of this announcement and all documents relating to the Proposed Acquisition are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including, without limitation, agents, nominees, custodians and trustees) must not distribute, send or mail it in, into or from such jurisdiction. Any person (including, without limitation, any agent, nominee, custodian or trustee) who has a contractual or legal obligation, or may otherwise intend, to forward this announcement and/or the Scheme Document and/or any other related document to a jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

US holders of Friends Life Shares

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. The New Aviva Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Aviva Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption therefrom. The New Aviva Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Friends Life Shareholders (whether or not US persons) who are or will be affiliates (within the meaning of the US Securities Act) of Aviva or Friends Life prior to, or of Aviva after, the Effective Date will be subject to certain US transfer restrictions relating to the New Aviva Shares received pursuant to the Scheme.

None of the securities referred to in this announcement have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this announcement. Any representation to the contrary is a criminal offence in the United States.

The Proposed Acquisition relates to the securities of a Guernsey-registered company with a listing on the London Stock Exchange and is proposed to be effected by means of a scheme of arrangement under the laws of Guernsey. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Exchange Act.

The Proposed Acquisition is subject to UK disclosure requirements, which are different from certain United States disclosure requirements. However, if Aviva were to elect to implement the Proposed Acquisition by means of a takeover offer, such takeover offer will be made in compliance with all applicable laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder. Such a takeover offer would be made in the United States by Aviva and no one else. In addition to any such takeover offer, Aviva, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Friends Life outside such takeover offer during the period in which such takeover offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made they would be made outside the United States and would comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in Guernsey, will be reported to a Regulatory Information Service of the UKLA and will be available on the London Stock Exchange website: www.londonstockexchange.com.

Aviva is organised under the laws of England. Friends Life is organised under the laws of Guernsey. A majority of the officers and directors of Aviva and all the officers and directors of Friends Life are residents of countries other than the United States. The significant majority of the assets of Aviva and Friends Life are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon Aviva, Friends Life, or any of their respective officers or directors, or to enforce outside the United States judgements obtained against Aviva, Friends Life, or any of their respective officers or directors in US courts, including, without limitation, judgements based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. It may not be possible to sue Aviva or Friends Life or their respective officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel Aviva, Friends Life and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on website and availability of hard copies

A copy of this announcement will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Aviva's website at www.aviva.com and on Friends Life's website at www.friendslifegroup.com by no later than 12 noon (London time) on the Business Day following the date of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the contents of those websites are not incorporated, and do not form part of, this announcement.

Aviva Shareholders may request a hard copy of this announcement by contacting Hana Beard during business hours on +44 (0) 207 662 0631 or by submitting a request by email to aviva.shareholders@aviva.com or in writing to St Helen's, 1 Undershaft, London EC3P 3DQ. Friends Life Shareholders may request a hard copy of this announcement by contacting Victoria Hames during business hours on +44 (0) 870 707 1444 or by submitting a request in writing to Company Secretariat at One New Change, London, EC4M 9EF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary